SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange act of 1934

GrowGeneration Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

39986L 109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39986L 109

1.	Names of Reporting Persons Gotham Green Partners LLC (“GGP LLC”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

353,300 shares. Gotham Green Partners LLC is the SEC registered investment adviser to the Gotham funds. Gotham Green GP 1 LLC is the general partner of Gotham Green Fund 1 LP and Gotham Green Fund 1 (Q) LP, which in the aggregate held 20,700 shares. Gotham Green GP II LLC is the general partner to Gotham Green Fund II LP and Gotham Green Fund II (Q) LP, which in the aggregate held 332,600 shares. As of December 31, 2021, no shares were held by any of the these entities.

	6.	Shared Voting Power See response to row 5.
7.

Sole Dispositive Power

353,300 shares. Gotham Green Partners LLC is the SEC registered investment adviser to the Gotham funds. Gotham Green GP 1 LLC is the general partner of Gotham Green Fund 1 LP and Gotham Green Fund 1 (Q) LP, which in the aggregate held 20,700 shares. Gotham Green GP II LLC is the general partner to Gotham Green Fund II LP and Gotham Green Fund II (Q) LP, which in the aggregate held 332,600 shares. As of December 31, 2021, no shares were held by any of the these entities.

	8.	Shared Dispositive Power See response to row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 353,300 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.6%(1)
12.	Type of Reporting Person (see instructions) PN

(1)	Based on 57,150,998 shares of Common Stock outstanding as of December 31, 2020, as reported on the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2021.

Item 1(a).	Name of Issuer: GrowGeneration Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 5619 DTC Parkway, Suite 900, Greenwood Village, CO 80111

Item 2(a).	Name of Person Filing: Gotham Green Partners LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

1437 4th Street

Santa Monica, CA 90401

Item 2(c).	Citizenship:

Gotham Green Partners LLC – Delaware

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 39986L 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Person is based on 57,150,998 shares of Common Stock outstanding as of December 31, 2020, as reported on the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2021.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has: See Row 9 of cover page for each Reporting Person.

	(i)	Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.

	(ii)	Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.

	(iii)	Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.

	(iv)	Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Identification and Classification of Members of the Group

Not applicable.

Item 8.	Notice of Dissolution of a Group

Not applicable.

Item 9.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOTHAM GREEN PARTNERS LLC

By	/s/ Jason Adler
Printed Name: Jason Adler
Title:	Managing Member
Dated:	May 5, 2022